Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

September 9, 2019

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

We are writing to inform you that a subsidiary of Grupo Financiero Galicia, Banco de Galicia y Buenos Aires S.A.U. (“Banco Galicia”), has announced that due to the recent Argentine sovereign debt rating downgrade, Moody’s Investors Service and Fitch Ratings have each modified the applicable rating of Banco Galicia’s Notes representing Senior Debt, with no guarantees, from “B2” to “Caa2” and from “B” to “CCC”, respectively.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com